[CBS Letterhead]

October 24, 2019

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mitchell Austin, Esq.
Jan Woo, Esq.
Office of Technology

	Re:	CBS Corporation
Registration Statement on Form S-4
File No. 333-234238

Dear Mr. Austin and Ms. Woo:

Reference is made to the Registration Statement on Form S-4 (File No. 333-234238) (the “Registration Statement”) filed by CBS Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on October 17, 2019, as amended on October 24, 2019.

The Company hereby requests that the Registration Statement be made effective at 9:00 a.m. Eastern Time on October 25, 2019, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact Charles A. Samuelson of Hughes Hubbard & Reed LLP at (212) 837-6454. Please notify Mr. Samuelson when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

CBS CORPORATION

By:	/s/ Christina Spade

Name:	Christina Spade
Title:	Executive Vice President, Chief Financial Officer

cc:	Laura Franco, CBS Corporation
Christa A. D’Alimonte, Viacom Inc.
Kenneth A. Lefkowitz, Hughes Hubbard & Reed LLP
Charles A. Samuelson, Hughes Hubbard & Reed LLP
Robert B. Schumer, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Ariel J. Deckelbaum, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Michael Vogel, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Creighton O’M. Condon, Shearman & Sterling LLP
Daniel Litowitz, Shearman & Sterling LLP
Faiza J. Saeed, Cravath, Swaine & Moore LLP
Damien R. Zoubek, Cravath, Swaine & Moore LLP
O. Keith Hallam, Cravath, Swaine & Moore LLP